UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

KAO ACQUISITION SUB, INC.

(Offeror)

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

(Parent of Offeror)

LKQ CORPORATION

(Parent of Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

190345108

(Cusip Number of Class of Securities)

Victor M. Casini

Senior Vice President and General Counsel

500 West Madison Street,

Suite 2800, Chicago, IL

(312) 621-1950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

J. Craig Walker, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4321

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,696,301.00	$3,334.51

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $5.50, the per share tender price, and (b) 5,197,182 shares of common stock, par value $0.001 per share (the “Shares”), of The Coast Distribution System, Inc., which includes restricted shares, and (2) the product of (a) the difference between (x) $5.50 and (y) an exercise price of $3.35 (the weighted-average exercise price of outstanding options with an exercise price less than $5.50) and (b) 52,000 Shares issuable pursuant to such outstanding options.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: (i) KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”) which is a wholly owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), (ii) Parent, and (iii) LKQ. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of The Coast Distribution System, Inc., a Delaware corporation (the “Company”), at a price of $5.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of July 8, 2015 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among LKQ, Parent, Purchaser and the Company, a copy of which is filed as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is The Coast Distribution Company, Inc., a Delaware corporation. Its principal executive office is located at 350 Woodview Avenue, Morgan Hill, CA 95037, and its telephone number is (408) 782-6686.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $5.50 per Share, net to the holder thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning LKQ, Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning LKQ, Parent and Purchaser,” “Background of the Offer; Past

Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning LKQ, Parent and Purchaser” and “Certain Information Concerning the Company” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein.

Item 10.	Financial Statements of Certain Bidders.

Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning LKQ, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the section of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Company 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 22, 2015 entitled “Item 8 Additional Information—Antitrust Compliance” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated July 22, 2015*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press release issued by LKQ and the Company on July 9, 2015 (incorporated by reference to Exhibit 99.2 of LKQ’s Current Report on Form 8-K filed on July 9, 2015)

(a)(5)(B)	Summary Advertisement as published in the New York Times on July 22, 2015*

(a)(5)(C)	Opinion of Duff & Phelps, LLC, dated July 8, 2015 (incorporated by reference to Exhibit (a)(1)(E) to the Company 14D-9)

(d)(1)	Agreement and Plan of Merger, dated July 8, 2015, among LKQ, Parent, Purchaser and Coast (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC by LKQ, Parent, and Purchaser on July 17, 2015)

(d)(2)

Tender and Support Agreement, dated July 8, 2015, among Parent, Purchaser and certain stockholders of Coast (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by LKQ, Parent, and Purchaser on July 17, 2015)

(d)(3)	Confidentiality Agreement, dated April 18, 2014, by and between Coast and LKQ*

*Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2015

LKQ CORPORATION

By:	/s/ Walter P. Hanley
Name: Walter P. Hanley
Title: Senior Vice President—Development

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

By:	/s/ Walter P. Hanley
Name: Walter P. Hanley
Title: Vice President

KAO ACQUISITION SUB, INC.

By:	/s/ Walter P. Hanley
Name: Walter P. Hanley
Title: Vice President